1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

March 3, 2015

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,284

Dear Ms. Cole:

This letter responds to your comment with respect to post-effective amendment (“PEA”) number 1,284 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares U.S. CapEx ETF (the “Fund”), a series of the Trust.

The comment was provided in a telephone conversation on January 30, 2015. For your convenience, your comment is summarized below and is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The response below has been provided to us by officers of the Trust.

Comment 1: Include disclosure addressing the risk of being subject to decreases in value at different parts in the economic cycle if the Fund invests in companies sensitive to increases or decreases in capital expenditures in the economic cycle.

Response: The Trust has added the following risk disclosure under the principal risk, “Asset Class Risk”: “The Fund’s investments in companies that are sensitive to CapEx may cause the Fund to be subject to an increased risk of loss during economic downturns.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer, Esq.

Katherine Drury

Michael Gung

Seong Kim